Nicholas Cunningham

From: Sit Mutual Funds <info@sitinvest.com>
Sent: Wednesday, April 25, 2018 3:31 PM
To: SIA Compliance
Subject: Global Investment Outlook

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Sit Mutual Funds

Attached is our most recent Global Investment Outlook and Strategy paper.

If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

Sit 1Q2018 Investment Outlook _ Strategy.pdf

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402